Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 68
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 8, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On July 8, 2024 the closing price of our Class A Common Stock was $0.34 and the closing price for our public warrants was $0.01.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 8, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 5, 2024
___________________________________
Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware	001-3962	82-2726724
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
599 South Schmidt Road Bolingbrook, IL		60440
(Address of principal executive offices)		(Zip Code)
(585)-484-9337
(Registrant's telephone number, including area code)
Not Applicable (Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYZN	NASDAQ Global Select Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HYZNW	NASDAQ Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05 Costs Associated with Exit or Disposal Activities.

On June 24, 2024, Hyzon Motors Inc. (the “Company” or “Hyzon”) issued a press release announcing that it had started realigning its strategic priorities to focus on the Company’s core North American markets and the refuse industry. As part of these efforts, the Company determined on July 7, 2024, to wind down its operations in the Netherlands and Australia.

In connection with the planned exit activities, the Company expects to incur charges of approximately $17 million, of which approximately $7 million is expected to be in cash. Components of the charges include non-cash inventory write-downs of approximately $7 million, employee-related costs of approximately $3 million, other exit related costs of approximately $4 million, and non-cash impairment charges of approximately $3 million. The Company expects to incur these costs in the second and third quarters of 2024 and make the related cash payments in the third and fourth quarters of 2024. Further, the Company anticipates derecognition of certain liabilities that may result in non-cash gains in the third and fourth quarters of 2024. The Company is presently unable to estimate these non-cash gains. The Company expects to complete the wind down of its operations in the Netherlands and Australia by the end of 2024.

In comparison to North American efforts to accelerate the hydrogen transition and adoption of zero-emission, fuel cell technology, government support for fuel cell-powered transportation in Europe and Australia has waned, including the disbandment in many European countries of hydrogen subsidies. Hyzon currently intends to maintain the potential to return to the European and Australian markets as a fuel cell system supplier to Original Equipment Manufacturers (OEMs).

Despite its decision to halt the Netherlands and Australian operations, the Company reaffirms its commitment, subject to its success with respect to capital raising and various other strategic alternatives, to better position its first-to-market, zero-emission single stack 200kW hydrogen fuel cell technology for North American Class 8 and refuse truck FCEV platforms – which will both be featured in significant large fleet trial programs throughout the United States and Canada this summer. Additionally, the Company continues to optimize its operations in China.

The implementation of the planned exit activities and the timing and estimated charges noted above are subject to certain assumptions and risks, including those described below. The Company may incur other or additional charges or cash expenditures not currently contemplated, or the cash charges currently contemplated could be greater than anticipated, due to unanticipated events that may occur. Should underlying assumptions prove incorrect or risks materialize, actual amounts and timing may differ materially from those expected. Any additional cash charges could heighten the liquidity risk described below.

Item 8.01 Other Events

Strategic Alternatives; Bankruptcy
The Company continues to pursue its previously disclosed efforts to secure capital via the capital markets and explore various other strategic alternatives. These alternatives include a sale of all or a portion of the Company, a divestiture of its Europe and Australia/New Zealand businesses and subsidiaries, cost reductions, liquidity management, a reduction in workforce and other significant corporate transactions. The Company is also evaluating the need to pursue bankruptcy protection or other in-court relief if its financing efforts or other strategic alternatives are not successful.

The Company can provide no assurances that these or other steps will result in the Company pursuing a transaction or that any transaction, if pursued, will be completed on attractive terms or at all. The Company has not set a timetable for the completion of any transaction and does not commit to comment further unless and until the Company enters into a definitive transaction agreement or otherwise determines that further disclosure is appropriate or necessary. Even if successful, the Company may need to pursue other measures, including (without limitation) one or a combination of such transactions and/or measures described above.

Nasdaq Compliance
On January 23, 2024, the Company received a letter (the “Notice”) from the listing qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules 5550(a)(2) (the “Bid Price Rule”) for continued listing. The Bid Price Rule requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice had no immediate effect on the listing of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which has traded on The Nasdaq Global Select Market under the symbol “HYZN.”

In accordance with the Compliance Period Rule, the Company has 180 calendar days to regain compliance. If, at any time before the end of this 180-day period, or through July 22, 2024, the closing bid price of the Common Stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to the Staff’s discretion to extend this period pursuant to Nasdaq Listing Rule 5810(c)(3)(H), the Staff will provide written notification that the Company has achieved compliance with the Bid Price Rule.

The Company has not yet achieved compliance with the Bid Price Rule. As a result, pursuant to NASDAQ Marketplace Rule 4450(i), on July 5, 2024, the Company applied to transfer the listing of its Common Stock from The Nasdaq Global Select Market to The NASDAQ Capital Market. Provided that it satisfies all of the criteria for such transfer, upon listing on The Nasdaq Capital Market, the Company will be afforded an additional 180 calendar days to regain compliance with the Bid Price Rule, subject to Nasdaq’s ability to shorten such 180-day period under certain circumstances.

The Press Release is attached hereto and filed herewith as Exhibit 99.1 and is incorporated by reference into this Current Report. The description of this strategic review process in this Current Report is qualified in its entirety by the attached Press Release.

Updates for Risk Factors
In connection with the Company’s efforts to seek additional capital, the Company is providing as Exhibit 99.2 to this Current Report, which is incorporated by reference to this Item 8.01, certain updates to the risk factors described in (i) Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Part II, Item 1A of the Company’s Quarterly Report for the quarterly period ended March 31, 2024.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated July 8, 2024, issued by the Company.
99.2	Risk Factors
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, express or implied forward-looking statements relating to Hyzon’s ability to pursue and enter into a strategic transaction, raise additional capital, and achieve the goals and benefits of its cost cutting and liquidity management initiatives, and the impact if such actions are not achieved. You are cautioned that such statements are not guarantees of future performance and that the Company’s actual results may differ materially from those set forth in the forward-looking statements. All of these forward-looking statements are subject to risks and uncertainties that may change at any time. Factors that could cause the Company’s actual expectations to differ materially from these forward-looking statements include the Company’s ability to improve its capital structure; Hyzon’s liquidity needs to operate its business and execute its strategy, and related use of cash; its ability to raise capital through equity issuances, asset sales or the incurrence of debt; the possibility that Hyzon may need to seek bankruptcy protection; Hyzon’s ability to fully execute actions and steps that would be probable of mitigating the existence of substantial doubt regarding its ability to continue as a going concern; our ability to enter into any desired strategic alternative on a timely basis or on acceptable terms; our ability to maintain the listing of our common stock on Nasdaq; our ability to retain or recruit, or changes required in, our officers, key employees, or directors; retail and credit market conditions; higher cost of capital and borrowing costs; impairments; changes in general economic conditions; and the other factors under the heading “Risk Factors” set forth in the Company’s Annual Report on Form 10-K, as supplemented by the Company’s quarterly reports on Form 10-Q and current reports on Form 8-K. Such filings are available on our website or at www.sec.gov. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof. The Company undertakes no obligation to publicly update or revise forward-looking statements to reflect subsequent developments, events, or circumstances, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYZON MOTORS INC.

Date: July 8, 2024	By:	/s/ Parker Meeks
	Name:	Parker Meeks
	Title:	Chief Executive Officer